Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2017 of Quarterhill Inc. of our report dated March 1, 2018, relating to the consolidated financial statements as at and for the year ended December 31, 2017 and the effectiveness of internal control over financial reporting as of December 31, 2017, which appears in the Exhibit incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2017 of Quarterhill Inc. of our report dated March 1, 2018, relating to the consolidated financial statements as at and for the year ended December 31, 2016, which appears in the Exhibit incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-179407) of Quarterhill Inc. of our reports dated March 1, 2018 referred to above. We also consent to the reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Ontario, Canada

March 1, 2018